Exhibit 99.3

Consent of Independent Auditor

We hereby consent to the incorporation by reference in the Registration Statements on Forms S-8
(Nos. 333-105820, 333-105821, 333-118958, 333-169047, 333-175542 , 333-211926 and 333-218064) and
F-10 No. 333-220478 of Golden Star Resources Ltd. of our report dated February 20, 2018 relating to the consolidated financial statements and the effectiveness of internal control over financial reporting, which appears in this 6-K.

(Signed) PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Ontario, Canada
February 20, 2018